SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, JULY 11, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-fare, low-cost airline in Latin America, hereby announces it has just restructured its international route network. The new direct flights will depart from Guarulhos to Montevideo (Uruguay), Asunción (Paraguay) and Santa Cruz de La Sierra (Bolivia).

“These operations were strategically planned to increasingly bring more benefits to our clients in the form of broader coverage, flexible schedules, speed and safety,” says GOL’s Chief Commercial Officer Eduardo Bernardes. “Some of these flights will go operational this month but the majority of them are scheduled for August.”

Under the new route network, Montevideo will get a new direct daily flight from São Paulo. Earlier, clients had to make a stopover in Porto Alegre. Asunción, which previously was served by flights with stopover in Curitiba, will now have a direct flight from São Paulo.

Argentina, where GOL is already the leader in frequencies to and from Brazil, also gets new flights - the number of flights between Porto Alegre and Ezeiza has been doubled, while the flight schedule between Buenos Aires and Florianopolis has been improved. In addition, a new flight has been launched between Viracopos and Ezeiza - the first of its kind in Brazil. With a stopover in Curitiba, this new flight will bring greater convenience to travelers from the interior of São Paulo, besides serving as a direct flight option for fliers from Paraná to Argentina.

Finally, to complete its new route network, the company also increased the frequency on Saturdays and Sundays between Santa Cruz de La Sierra and Campo Grande, and has launched direct flights between La Paz and São Paulo.

The tables below provide more details on the operations:

Montevideo – Scheduled for August 15
Flight	Frequency	Origin	Time*	Destination	Time*
7630	Daily	Guarulhos	10:25 am	Montevideo	1:10 pm
7631	Daily	Montevideo	2:10 pm	Guarulhos	4:35 pm

Asunción - Scheduled for August 15
Flight	Frequency	Origin	Time*	Destination	Time*
7480	Daily	Guarulhos	1:05 pm	Asunción	1:50 pm
7481	Daily	Asunción	2:30 pm	Guarulhos	5:25 pm

Ezeiza - Scheduled for August 15
Flight	Frequency	Origin	Time*	Destination	Time*
7648	Monday through Friday and Sundays	Porto Alegre	11:38 am	Ezeiza	1:35 pm
7649	Monday through Friday and Sundays	Ezeiza	2:15 pm	Porto Alegre	4:00 pm
7496	Monday through Saturdays	Viracopos	9:15 am	Curitiba	10:25 am
7496	Monday through Saturdays	Curitiba	11:05 am	Ezeiza	1:25 pm
7498	Sundays	Viracopos	9:17 am	Curitiba	10:25 am
7498	Sundays	Curitiba	11:05 am	Ezeiza	1:25 pm
7497	Daily	Ezeiza	2:20 pm	Curitiba	4:30 pm
7497	Daily	Curitiba	5:00 pm	Viracopos	6:13 pm
7691	Daily	Florianopolis	2:55 pm	Ezeiza	5:20 pm
7690	Daily	Ezeiza	12:20 pm	Florianopolis	2:14 pm

Santa Cruz de La Sierra – Scheduled for July 7 until August 31
Flight	Frequency	Origin	Time*	Destination	Time*
7460	Daily	Guarulhos	10:10 pm	Campo Grande	11:00 pm
7460	Daily	Campo Grande	11:35 pm	Guarulhos	1:20 am
7461	Daily	Viru Viru	4:40 am	Campo Grande	6:20 am
7461	Daily	Campo Grande	7:00 am	Guarulhos	9:40 am

Scheduled for September
Flight	Frequency	Origin	Time*	Destination	Time*
7600	Daily	Guarulhos	11:00 am	Viru Viru	12:50 pm
7601	Daily	Viru Viru	2:20 pm	Guarulhos	5:10 pm

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ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.